Exhibit 99.1

Iao Kun Group Holding Company Limited Announces First Quarter 2015 Financial Results

Hong Kong, China – May 28, 2015 – Iao Kun Group Holding Company Limited (“IKGH”) (NASDAQ: IKGH), which operates through its subsidiaries and related promotion entities that act as VIP room gaming promoters and a collaborator, today announced unaudited and unreviewed financial results for the first quarter ended March 31, 2015. All currency amounts are stated in United States dollars. Please refer to the Form 6-K that will be filed with the Securities and Exchange Commission in May 2015 for the full unaudited and unreviewed financial statements and related disclosures for the three months ended March 31, 2015.

First Quarter 2015 and Subsequent Highlights

•	Rolling Chip Turnover (a metric used by casinos to measure the aggregate amount of players’ bets and overall volume of VIP gaming room business transacted, which is further defined below) for the three months ended March 31, 2015 was $2.2 billion, a decrease of 54%, compared to $4.8 billion for the three months ended March 31, 2014.

•	Net income, including the change in fair value of contingent consideration of $13.1 million related to the Bao Li Gaming and Oriental VIP Room acquisitions, was $17.1 million, or $0.28 per share (basic and diluted), for the first quarter of 2015, compared to net income of $3.2 million, or $0.05 per share (basic and diluted), for the same period of 2014.

•	Non-GAAP income, which is operating income before amortization of intangible assets and the change in fair value of contingent consideration related to the acquisitions of King’s Gaming, Bao Li Gaming and Oriental VIP Room, was $8.1 million, or $0.13 per share (basic and diluted), for the three months ended March 31, 2015, as compared to non-GAAP income of $17.9 million, or $0.29 per share (diluted), for the three months ended March 31, 2014.

•	In May 2015, IKGH announced it had completed the acquisition of profit interests in junket operator arrangements at the Crown Perth Casino and the Crown Melbourne Casino in Australia.

•	In May 2015, IKGH announced the promotions and appointments of new senior officers and directors.

First Quarter 2015 Results

For the three months ended March 31, 2015, IKGH recorded revenue of $41.7 million, a 48% decrease from the same period of 2014, primarily due to lower rolling chip turnover during the quarter, partially as a result of a win rate of 4.19% for the three months ended March 31, 2015 (above the statistical average win rate range), compared to a win rate of 3.60% for the three months ended March 31, 2014. The decrease in revenue was also due to (i) a decreasing trend of VIP baccarat, consistent with the overall decline of gaming revenue in Macau; and (ii) the economic downturn and the on-going anti-corruption campaign in mainland China, where the majority of IKGH’s VIP gaming patrons reside, as well as the continued tightening of government policies in mainland China.

The increase in net income for the three months ended March 31, 2015 was primarily due to a net decrease in the contingent consideration liability for Bao Li Gaming and the Oriental VIP Room, due primarily to lower forecasted performance of the network of agents due to the overall decline of gaming revenue in Macau, and lower commissions expense as a result of lower Rolling Chip Turnover. IKGH also incurred lower selling, general and administrative expenses for the three months ended March 31, 2015, primarily due to the costs incurred in 2014 in connection with IKGH’s application to list on the Hong Kong Stock Exchange. IKGH does not anticipate additional listing costs.

“Given the ongoing macro environment in Macau, we expect the overall VIP market will continue to be affected in the near-term, and as such we will continue to prudently manage our capital,” said Mr. Lam Man Pou, Chairman of IKGH. “To that end, we have been actively exploring alternatives to diversify our sources of revenue, and our recent acquisition of profit interests in junket operations at both the Crown Perth and Crown Melbourne Casinos allows us to begin bringing our VIP clients to Australia. This is our first step in expanding overseas and we remain committed to finding additional opportunities to further expand our presence and ultimately generating long-term value for our shareholders.”

Outlook for 2015

For the first four months of 2015, IKGH’s Rolling Chip Turnover was US$2.70 billion (an average of $0.68 billion per month), down 58% period-over-period, compared to US$6.49 billion (an average of $1.62 billion per month) for the first four months of 2014.

The Company is adjusting its 2015 Rolling Chip Turnover guidance for its five existing VIP rooms in Macau to between US$7.0 billion and US$8.5 billion, from a previous range of US$8.5 billion and US$10.0 billion.

Conference Call and Replay Information

IKGH will conduct a conference call to discuss the financial results today at 8:30AM EDT/8:30PM Macau. To participate, please dial one of the following numbers at least 10 minutes prior to the scheduled start of the call:

1-888-510-1786 (United States/Canada)
10-800-714-0940 (North China)
10-800-140-0915 (South China)
800-968-149 (Hong Kong)
800-101-1739 (Singapore)
0800-404-7655 (United Kingdom)
1-719-325-2315 (Other International)

Interested parties may also access the live call on the Internet at www.ikghcl.com (select Events and Presentations). Following its completion, a replay of the call can be accessed on the Internet at the above link or for one week by calling either 1-877-870-5176 (U.S. callers) or 1-858-384-5517 (International callers) and providing conference ID 7915757.

Definition of Rolling Chip Turnover

Rolling Chip Turnover is used by casinos to measure the volume of VIP business transacted and represents the aggregate amount of non-negotiable chips players purchased. Bets are wagered with "non-negotiable chips" and winning bets are paid out by casinos in so-called "cash" chips. "Non-negotiable chips" are specifically designed for VIP players to allow casinos to calculate the commission payable to VIP room gaming promoters and collaborator. Commissions are paid based on the total amount of "non-negotiable chips" purchased by each player. VIP room gaming promoters therefore require the players to "roll," from time to time, their "cash chips" into "non-negotiable" chips for further betting (hence the term "Rolling Chip Turnover"). Through the promoters, "non-negotiable chips" can be converted back into cash at any time. Betting using rolling chips, as opposed to using cash chips, is also used by the DICJ to distinguish between VIP table revenue and mass market table revenue.

All IKGH VIP rooms are on a revenue sharing remuneration model. On a win/loss split basis, the VIP room gaming promoter and collaborator receive an agreed percentage of the "win" in the VIP gaming room (plus certain incentive allowances), and is required to also bear the same percentage of losses that might be incurred.

About Iao Kun Group Holding Company Limited

IKGH is a holding company which operates through its subsidiaries and related promotion entities that act as VIP room gaming promoters and a collaborator, and is entitled to receive all of the profits of the VIP gaming promoters and a collaborator from VIP gaming rooms. IKGH's VIP room gaming promoters and collaborator currently participate in the promotion of five major luxury VIP gaming facilities in Macau, China, the largest gaming market in the world. One VIP gaming room is located at the top-tier 5-star hotel, the StarWorld Hotel & Casino in downtown Macau, and another is located in the luxury 5-star hotel, the Galaxy Macau™ Resort in Cotai, each of which is operated by Galaxy Casino, S.A. Additional VIP gaming rooms are located at the Sands Cotai Central and City of Dreams Macau, both in Cotai, and Le Royal Arc Casino, located in NAPE, Downtown Macau.

Forward-Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of IKGH’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The gaming industry is characterized by an element of chance. Theoretical win rates for IKGH’s promotion entities’ VIP gaming room operations depend on a variety of factors, some beyond their control. In addition to the element of chance, theoretical win rates are also affected by other factors, including gaming patrons' skill and experience, the mix of games played, the financial resources of gaming patrons, the spread of table limits, the volume of bets placed by IKGH’s promotion entities’ gaming patrons and the amount of time gaming patrons spend on gambling — thus VIP gaming rooms’ actual win rates may differ greatly over short time periods, such as from quarter to quarter, and could cause their quarterly results to be volatile. These factors, alone or in combination, have the potential to negatively impact the VIP gaming rooms’ win rates. Investors and potential investors should consult all of the information set forth herein and should also refer to the risk factors set forth in IKGH’s Annual Report on Form 20-F filed in April 2015, and other reports filed or to be filed from time-to-time with the Securities and Exchange Commission.

IAO KUN GROUP HOLDING COMPANY LIMITED
F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME
(Unaudited and unreviewed)

	For the Three Months Ended	For the Three Months Ended
	March 31, 2015	March 31, 2014
Revenue from VIP Gaming Operations	$41,701,232	$79,938,622
Total Revenues	41,701,232	79,938,622

Expenses
- Commission to Junket Agents	27,998,132	55,065,199
- Selling, General and Administrative Expenses	5,392,056	6,539,101
- Special Rolling Tax	219,565	476,847
- Amortization of Intangible Assets	4,090,678	4,088,938
Total Expenses	37,700,431	66,170,085

Operating income attributable to ordinary shareholders before change in fair value of contingent consideration	4,000,801	13,768,537

Change in Fair Value of Contingent Consideration for the Acquisitions of King's Gaming, Bao Li Gaming and Oriental VIP Room	13,081,685	(10,588,849)
Net Income Attributable to Ordinary Shareholders	17,082,486	3,179,688

Other Comprehensive Income
Foreign Currency
- Translation Adjustment	17,163	(95,279)
Total Comprehensive Income	$17,099,649	$3,084,409

Net Income Per Share
Basic	$0.28	$0.05
Diluted	$0.28	$0.05
Weighted Average Shares Outstanding
Basic	61,589,044	60,402,370
Diluted	61,589,044	60,732,092

IAO KUN GROUP HOLDING COMPANY LIMITED
F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS

	March 31, 2015	December 31, 2014
	(Unaudited and unreviewed)
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$11,227,809	$11,146,534
Accounts Receivable, Net	14,324,032	1,529,052
Markers Receivable	205,236,277	188,549,136
Prepaid Expenses and Other Assets	337,483	348,777
Total Current Assets	231,125,601	201,573,499

Intangible Assets (net of accumulated amortization of $46,199,977 and $42,105,966 at March 31, 2015 and December 31, 2014, respectively)	117,883,103	121,968,648
Goodwill	17,754,823	17,753,907
Property and Equipment (net of accumulated depreciation of $129,366 and $108,913 at March 31, 2015 and December 31, 2014, respectively)	301,718	322,149
Other Assets	23,428	23,427
TOTAL ASSETS	$367,088,673	$341,641,630

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Lines of Credit Payable	$55,071,193	$32,392,020
Accrued Expenses	10,772,108	11,682,653
Bao Li Gaming Acquisition-Contingent Purchase Price Obligation	22,662,750	22,662,750
Oriental VIP Room Acquisition-Contingent Purchase Price Obligation	13,962,558	13,738,762
Loan Payable, Shareholders, current	2,272,335	2,612,490
Total Current Liabilities	104,740,944	83,088,675

Bao Li Gaming Acquisition-Contingent Purchase Price Obligation, net of current portion	16,125,835	19,628,881
Oriental VIP Room Acquisition-Contingent Purchase Price Obligation, net of current portion	17,863,435	27,665,264
Total Liabilities	138,730,214	130,382,820

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred Shares, $0.0001 par value Authorized 1,150,000 shares; none issued	-	-
Ordinary Shares, $0.0001 par value, Authorized 500,000,000 shares; 60,452,314 and 60,452,314 issued and outstanding at March 31, 2015 and December 31, 2014, respectively.	6,044	6,044
Additional Paid-in Capital	130,048,153	130,048,153
Retained Earnings	97,735,676	80,653,190
Accumulated Other Comprehensive Income	568,586	551,423
Total Shareholders' Equity	228,358,459	211,258,810
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$367,088,673	$341,641,630

Cash Flow Information

(in thousands)

	For the three months ended March 31, 2015	For the three months ended March 31, 2014

Net cash provided by operating activities	$419	$27,425
Net cash used in investing activities	-	(304)
Net cash used in financing activities	(340)	(24,695)
Net increase in cash and cash equivalents	$79	$2,426

Non-GAAP Financial Measures

Our calculation of Non-GAAP income (operating income before amortization of intangible assets and change in fair value of contingent consideration) and Non-GAAP EPS differs from EPS based on net income because it does not include amortization of intangible assets and change in fair value of contingent consideration.  We use this information internally in evaluating our operations and believe this information is important to investors because it provides users of our financial information with additional useful information in evaluating operating performance for the periods and is more consistently comparable to the prior periods.  Notwithstanding the foregoing, Non-GAAP income and EPS should not be considered an alternative to, or more meaningful than, net income and EPS as determined in accordance with GAAP.   The following is a reconciliation of our net income to Non-GAAP income and GAAP EPS to our Non-GAAP EPS:

	For the Three Months Ended March 31, 2015	For the Three Months Ended March 31, 2014

Net Income attributable to ordinary shareholders	$17,082,486	$3,179,688

Amortization of intangible assets	4,090,678	4,088,938

Change in fair value of contingent consideration	(13,081,685)	10,588,849

Non-GAAP income (before amortization of intangible assets and change in fair value of contingent consideration)	$8,091,479	$17,857,475

Weighted Average Shares Outstanding

Basic	61,589,044	60,402,370
Diluted	61,589,044	60,732,092

	For the Three Months Ended March 31, 2015		For the Three Months Ended March 31, 2014
	Basic	Fully Diluted	Basic	Fully Diluted

Net Income per share attributable to ordinary shareholders	$0.28	$0.28	$0.05	$0.05

Amortization of intangible assets	0.07	0.07	0.07	0.07

Change in fair value of contingent consideration	(0.22)	(0.22)	0.18	0.17

Non-GAAP earnings per share (before amortization of intangible assets and change in fair value of contingent consideration)	$0.13	$0.13	$0.30	$0.29

Contact:

Iao Kun Group Holding Company Limited
James Preissler, +1 646-450-8808
preissj@ikghcl.com